August 9, 2005	Joel F. Freedman (617) 951-7309 jfreedman@ropesgray.com

VIA OVERNIGHT COURIER AND EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Peggy A. Fisher, Assistant Director

Re:	Microvision, Inc. (File No. 333-123902)

Dear Ms. Fisher:

On behalf of Microvision, Inc. (the “Company”), I am writing to respond to the staff’s comments in your letter to Thomas M. Walker’s attention dated August 8, 2005 (the “Comment Letter”) relating to Amendment No. 2 to the Form S-3 registration statement (the “Registration Statement”) filed by the Company on August 1, 2005.

Set forth below are responses to the specific comments made in the Comment Letter.

Form S-3

General

1.	Comment: We note that you have amended and restated your senior secured convertible notes to revise some of the more material terms of those notes and that you have issued additional warrants to your investors in connection with your sale and amendment of those notes. We also note that you did not withdraw your registration statement prior to renegotiating the terms of the senior secured convertible notes. Since the initial resale transaction was not consistent with your guidance regarding PIPE transactions at the time of filing and you renegotiated the transaction while the registration statement was pending, we believe it would be appropriate to provide disclosure regarding the fact that this transaction may be inconsistent with Section 5 of the Securities Act of 1933 and any resulting liability.

Response: In response to this comment, an additional risk factor has been added.

Thank you for your assistance and timely review of the filing.

Very truly yours, /s/ Joel F. Freedman
Joel F. Freedman

cc:	Timothy Buckmiller

Thomas Walker